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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
0-21762

(Check One): X Form 10-K Form 20-F Form 11-K Form 10-Q
            ___

Form N-SAR

                    For Period Ending: March 31, 2004
                    [ ]Transition Report on Form 10-K
                    [ ]Transition Report on Form 20-F
                    [ ]Transition Report on Form 11-K
                    [ ]Transition Report on Form 10-Q
                    [ ]Transition Report on Form N-SAR
                    For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that
the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked
above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

<u>GATEWAY TAX CREDIT FUND III LTD.</u>
Full Name of Registrant

Former Name if Applicable

<u>880 CARILLON PARKWAY</u>
Address of Principal Executive Office (Street and Number)

<u>ST. PETERSBURG, FLORIDA 33716</u>
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort
or expense and the registrant seeks relief pursuant to Rule 12b-25(b),
the following should be completed. (Check box if appropriate)

     The reasons described in reasonable detail in Part III of
     this form could not be eliminated without unreasonable effort
     or expense;
<u>X</u>   (b) The subject annual report, semi-annual report,
     transition report on Form 10-K, Form 20-F, 11-K, Form N-
     SAR, or portion thereof, will be filed on or before the
     fifteenth calendar day following the prescribed due date;
     or the subject quarterly report or transition report on
     Form 10-Q, or portion thereof will be filed on or before
     the fifth calendar day following the prescribed due date;
     and
     (c) The accountant's statement or other exhibit required
     by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K,
10-Q, N-SAR, or the transition report or portion thereof, could not
be filed within the prescribed time period. (Attach Extra Sheets if Needed)

   1) The CPA's have not finished their review of the information
   required on the Form 10-K.
   2) The new EDGAR software is incompatible with our operating system
   and it will require an additional 15 days to complete the Form 10-K
   for Gateway Tax Credit Fund III Ltd.

SEC 1344 (11-91)

PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to contact in
           regard to this notification

           Carol Georges   (727)   567-4830
              (Name)   (Area Code)(Telephone Number)

(2)   Have all other periodic reports required under
           Section 13 or 15(d) of the Securities Exchange
           Act of 1934 or Section 30 of the Investment
           Company Action of 1940 during the preceding 12
           months (or for such shorter) period that the
           registrant was required to file such reports)
           been filed? If answer is no, identify report(s).
           X   Yes   No

(3)   Is it anticipated that any significant change in
           results of operations from the corresponding
           period for the last fiscal year will be
           reflected by the earnings statements to be
           included in the subject report or portion thereof?
           Yes   X   No

     If so, attach an explanation of the anticipated change,
     both narratively and quantitatively, and, if appropriate,
     state the reasons why a reasonable estimate of the results
     cannot be made.

                     GATEWAY TAX CREDIT FUND III LTD.
              (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the
undersigned hereunto duly authorized.

Date: June 25, 2004   By: /s/ Ronald M. Diner
                                  Ronald M. Diner, President
                                  Raymond James Tax Credit Funds, Inc.

INSTRUCTION: The Form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

*   This form is required by Rule 12b-25 (17 CRF 240.12b-25) of
    the General Rules and Regulations under the Securities
    Exchange Act of 1934.

*   One signed original and four conformed copies of this form
    and amendments thereto must be completed and filed with the
    Securities and Exchange Commission, Washington, D.C.
    20549, in accordance with Rule 0-3 of the General Rules and
    Regulations under the Act. The information contained in or
    filed with the form will be made a matter of public record
    in the Commission files.

*   A manually signed copy of the form and amendments thereto
    shall be filed with each national securities exchange on
    which any class of securities of the registrant is registered.

*   Amendments to the notifications must also be filed on Form
    12b-25 but need not restate information that has been
    correctly furnished. The form shall be clearly identified
    as an amended notification.